SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Penn Virginia Resource Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

707884 10 2

(CUSIP Number)

Nancy M. Snyder

Penn Virginia Resource GP, LLC

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 16)

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 2 of 16 Pages

The percentage ownerships reflected in this Schedule 13D are as of December 18, 2006.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA GP HOLDINGS, L.P.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

AF/PF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

19,587,049
8 Shared Voting Power

0
9 Sole Dispositive Power

19,587,049
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,587,049
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

42.48%
14	Type of Reporting Person

PN

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 3 of 16 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PVG GP, LLC
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

19,587,049
8 Shared Voting Power

0
9 Sole Dispositive Power

19,587,049
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,587,049
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

42.48%
14	Type of Reporting Person

OO (Limited Liability Company)

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 4 of 16 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA RESOURCE GP CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

AF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

19,806,899
8 Shared Voting Power

0
9 Sole Dispositive Power

19,806,899
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,806,899
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

42.96%
14	Type of Reporting Person

CO

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 5 of 16 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

19,806,899
8 Shared Voting Power

0
9 Sole Dispositive Power

19,806,899
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,806,899
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

42.96%
14	Type of Reporting Person

CO

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 6 of 16 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA HOLDING CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

19,806,899
8 Shared Voting Power

0
9 Sole Dispositive Power

19,806,899
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,806,899
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

42.96%
14	Type of Reporting Person

CO

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 7 of 16 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA CORPORATION
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

19,806,899
8 Shared Voting Power

0
9 Sole Dispositive Power

19,806,899
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,806,899
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

42.96%
14	Type of Reporting Person

CO

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 8 of 16 Pages

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 15, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006, Amendment No. 3 to Schedule 13D filed with the Commission on December 13, 2006 and Amendment No. 4 to Schedule 13D filed with the Commission on December 19, 2006 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087. The total number of Common Units reported as beneficially owned in this Schedule 13D is 19,806,899, which constitutes approximately 42.96% of the total number of Common Units outstanding.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and restating paragraph (c) thereof as follows:

(c)	(i)	PVG is a holding company which does not directly engage in any business activities and whose primary assets are the Common Units reported herein and all of the outstanding membership interest in Penn Virginia Resource GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”).

	(ii)	PVG GP’s sole business activity is serving as the general partner of PVG.

	(iii)	GP Corp is a holding company which does not directly engage in any business activities and whose primary assets are the Common Units reported herein, common units representing limited partner interests in PVG and all of the outstanding membership interest in PVG GP.

	(iv)	Resource Holdings is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of GP Corp, Penn Virginia Resource LP Corp. (“LP Corp”), Kanawha Rail Corp. (“KRC”) and Powell River Rail Corporation.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 9 of 16 Pages

(v)	Holding is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of Resource Holdings and Penn Virginia Oil & Gas Corporation.

(vi)	Penn Va is primarily engaged in the exploration, acquisition, development and production of crude oil and natural gas and owns Holding.

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A attached thereto as set forth on Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to that certain Contribution, Conveyance and Assumption Agreement dated as of September 14, 2001 (the “First Contribution Agreement”) among the General Partner, the Issuer, Penn Virginia Operating Co., LLC (the “Operating Company”), LP Corp, KRC, K Rail LLC (“K Rail”) and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) the General Partner contributed all of its membership interest in the Operating Company to the Issuer in exchange for a continuation of its 2.0% general partner interest in the Issuer; (ii) LP Corp contributed all of its membership interest in the Operating Company to the Issuer in exchange for a 97.5% limited partner interest in the Issuer; and (iii) KRC contributed all of its membership interest in K Rail to the Issuer in exchange for a 0.5% limited partner interest in the Issuer.

On October 30, 2001, pursuant to that certain Closing Contribution, Conveyance and Assumption Agreement (the “Closing Contribution Agreement”) dated as of October 30, 2001 among the General Partner, the Issuer, the Operating Company, LP Corp, KRC and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) LP Corp’s 97.5% initial limited partner interest was converted into (A) 2,278,822 Common Units and (B) 15,160,470 subordinated units representing limited partner interests (the “Subordinated Units”) of the Issuer and (ii) KRC’s 0.5% initial limited partner interest was converted into (A) 20,938 Common Units and (B) 139,290 Subordinated Units.

The transactions which were effected by the General Partner, LP Corp and KRC pursuant to the First Contribution Agreement and the Closing Contribution Agreement are collectively referred to herein as the “PVR Transactions.”

After the consummation of the PVR Transactions and prior to the date of the original filing of this Schedule 13D, LP Corp (i) purchased an aggregate of 89,000 Common Units (representing less than 2% of the outstanding Common Units) on the open market, (ii) transferred 4,000 Common Units to the General Partner and (iii) transferred 890,384 Subordinated Units to KRC.

On August 12, 2005 and November 3, 2005, LP Corp transferred 382,878 Common Units and 8,418 Common Units, respectively, to the General Partner for the purposes set forth in Item 4 of this Schedule 13D.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 10 of 16 Pages

On April 6, 2006, the Issuer effected a two-for-one split of its outstanding Common Units and Subordinated Units (the “Unit Split”). All Common Unit and Subordinated Unit numbers in this Schedule 13D have been retroactively adjusted to reflect the Unit Split.

Pursuant to that certain Contribution and Conveyance Agreement dated as of December 8, 2006 (the “PVG Contribution Agreement”) among LP Corp, the General Partner, KRC, GP Corp and PVG, (i) the General Partner distributed 306,327 Common Units (representing all of its Common Units) to GP Corp; (ii) LP Corp contributed 14,074,682 Common Units (representing all of its Common Units) to PVG in exchange for 19,362,198 common units representing limited partner interests in PVG; and (iii) KRC 1,050,612 Common Units (representing all of its Common Units) to PVG in exchange for 1,445,301 common units representing limited partner interests in PVG.

On December 8, 2006, pursuant to that certain Units Purchase Agreement dated December 4, 2006 (the “Units Purchase Agreement”) between the Issuer and PVG, PVG purchased 416,444 Common Units and 3,610,383 Class B units representing limited partner interests (the “Class B Units”) of the Issuer from the Issuer. On December 18, 2006, pursuant to the Units Purchase Agreement, PVG purchased 401,781 additional Class B Units from the Issuer. On January 8, 2007, pursuant to the Units Purchase Agreement, PVG purchased 33,147 additional Class B Units from the Issuer.

The transactions which were effected by PVG and GP Corp pursuant to the PVG Contribution Agreement and the Units Purchase Agreement are collectively referred to herein as the “PVG Transactions.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b) and (c) thereof as follows:

(a)-(b)	(i)	PVG is the sole record owner of, and has the sole power to vote and dispose of, 19,587,049 Common Units (42.48%).

	(ii)	PVG GP does not directly own any Common Units. By virtue of being the general partner of PVG, PVG GP may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by PVG, representing 19,587,049 Common Units (42.48%).

	(iii)	GP Corp is the sole record owner of, and has the sole power to vote and dispose of, 219,850 Common Units (0.48%). By virtue of owning 100% of the outstanding interest in PVG GP, GP Corp also may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by PVG, representing 19,587,049 Common Units (42.48%).

	(iv)	Resource Holdings does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in GP Corp, Resource Holdings may be deemed to possess sole voting and dispositive powers

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 11 of 16 Pages

with respect to those Common Units held by PVG and GP Corp, representing an aggregate 19,806,899 Common Units (42.96%).

(v)	Holding does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by PVG and GP Corp, representing an aggregate 19,806,899 Common Units (42.96%).

(vi)	Penn Va does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by PVG and GP Corp, representing an aggregate 19,806,899 Common Units (42.96%).

(c) The information with respect to the acquisitions and transfers of Common Units, Subordinated Units and Class B Units set forth in Item 3 are hereby incorporated by reference. The information with respect to the conversion on (i) November 12, 2004 of 3,824,940 of the Subordinated Units into Common Units, (ii) November 14, 2005 of 3,824,940 of the Subordinated Units into Common Units, (iii) November 14, 2006 of 7,649,880 of the Subordinated Units into Common Units and (iv) May 22, 2007 of 4,045,311 of the Class B Units into Common Units, each as set forth in Item 6 of this Schedule 13D is hereby incorporated herein.

On October 30, 2001, the Issuer redeemed 1,950,000 Common Units held by LP Corp in connection with the exercise of the overallotment option granted by the Issuer to the underwriters in connection with the Issuer’s initial public offering. After the consummation of the Transactions and prior to the date of the original filing of this Schedule 13D, LP Corp transferred an aggregate of 217,224 Common Units to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner.

Between the date of the original filing of this Schedule 13D and the date of the first amendment of this Schedule 13D, LP Corp and the General Partner transferred an aggregate of 816 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. Between the date of the first amendment of this Schedule 13D and the date of the second amendment of this Schedule 13D, the General Partner transferred an aggregate of 88,620 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. Between the date of the second amendment of this Schedule 13D and the third amendment of this Schedule 13D, the General Partner has transferred an aggregate of 39 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. Between the date of the third amendment of this Schedule 13D and the fourth amendment of this Schedule 13D, the General Partner has transferred an aggregate of 39 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 12 of 16 Pages

pursuant to a long term incentive plan adopted by the General Partner. Since the date of the fourth amendment of this Schedule 13D, the General Partner has transferred an aggregate of 86,438 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner.

See Item 3.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

Pursuant to the terms of the Issuer’s Partnership Agreement, (i) one quarter of the Subordinated Units would convert to Common Units on a one-for-one basis after September 20, 2004 if the Issuer met the conversion tests set forth in the Issuer’s Partnership Agreement, (ii) an additional one quarter of the Subordinated Units would convert to Common Units on a one-for-one basis after September 30, 2005 if the Issuer met the conversion tests set forth in the Issuer’s Partnership Agreement and (iii) the remaining one-half of the Subordinated Units would convert to Common Units on a one-for-one basis after September 30, 2006 if the Issuer met the conversion tests set forth in the Issuer’s Partnership Agreement. The Issuer met such early conversion tests, resulting in the conversion of (i) 3,824,940 of its outstanding Subordinated Units (3,567,522 owned by LP Corp and 257,418 owned by KRC) into Common Units on November 12, 2004, (ii) 3,824,940 of its outstanding Subordinated Units (3,567,522 owned by LP Corp and 257,418 owned by KRC) into Common Units on November 14, 2005 and (iii) 7,649,880 Subordinated Units (7,135,042 owned by LP Corp and 514,838 owned by KRC), representing all of its remaining Subordinated Units, into Common Units on November 14, 2006.

Pursuant to the terms of the Issuer’s Partnership Agreement, the Class B Units would convert to Common Units on a one-for-one basis upon the earlier to occur of (i) the approval of such conversion by the Issuer’s unitholders or (ii) the rules of the New York Stock Exchange (the “NYSE”) being changed so that no vote or consent of unitholders is required as a condition to the listing or admission to trading of the Common Units that would be issued upon any conversion of any Class B Units into Common Units. On May 22, 2007, the Securities and Exchange Commission approved an amendment to Section 312.03 of the NYSE Listed Company Manual (the “Amendment”) which, among other things, exempted limited partnerships from the provisions of Section 312.03(b). As a result of the Amendment, a vote of the Issuer’s unitholders was no longer required to issue Common Units to PVG. Consequently, all 4,045,311 Class B Units held by PVG converted to 4,045,311 Common Units effective May 22, 2007. After such conversion, no Class B Units remained outstanding.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 13 of 16 Pages

The Issuer Partnership Agreement additionally contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Date: May 31, 2007

PENN VIRGINIA GP HOLDINGS, L.P.

By:	PVG GP, LLC, its general partner

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PVG GP, LLC

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 14 of 16 Pages

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Executive Vice President

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 16 of 16 Pages

SCHEDULE A

The following individuals are members of the board of directors of PVG GP, LLC: A. James Dearlove, Robert Garrett, Robert J. Hall, Frank A. Pici, Nancy M. Snyder, John C. van Roden, Jr. and Jonathan B. Weller. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o PVG GP, LLC, Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource GP Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource GP Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource Holdings Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource Holdings Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Holding Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Holding Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Corporation: Edward B. Cloues, II, A. James Dearlove, Robert Garrett, Keith D. Horton, Steven W. Krablin, Marsha R. Perelman, Philippe van Marcke de Lummen and Gary K. Wright. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Corporation, Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.